February 4, 2005



Mail-Stop 0408
Via facsimile and U.S. Mail (213) 892-5454

Mr. Gary Lewis Evans
President and Chief Executive Officer
BofI Holding, Inc.
12220 El Camino Real, Suite 220
San Diego, CA 92130

	Re:  BofI Holding, Inc.
                    Amendment No. 1 to Form S-1
                    Filed January 26, 2005
	        File No. 333-121329

Dear Mr. Evans:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form S-1
Performance Ratios and Other Data - page 6
1. Please include the dollar amount of non-performing loans in you portfolio here and on page 26. In future filings, when you have a meaningful ratio, you may substitute the ratio of the allowance for loan losses to non-performing loans.

Risk Factors- page 7
Risks Relating to Our Business
2. Revise the risk factor starting at the bottom of page 12, and the second sentence therein, to disclose the amount paid for these services during each of the last two full years. If there has been a material increase, explain why. Also advise us why the providers of these services are not named. It the services are provided for under an agreement or contract, please file the agreement as an exhibit to the registration statement or advise us why it is not required.

Borrowings - page 63
Plan of Distribution - page 99
3. Supplementally provide the staff with an illustration or example of the situation contemplated by the last two sentences in your response numbered 41. In addition, reconcile this potential situation with the disclosures in the third paragraph under, "Closing of the Auction and Pricing". In this regard, is it possible that a public offering price may be set at an amount whereby the valid bids may not cover the purchase of all of the shares offered? If so, this should be clearly stated here and a Risk Factor added.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations
Quantitative and Qualitative Disclosures About Market Risk - page
44

4. We note your response to our prior comment 57 and your revised disclosures. However, based upon your revised disclosures, the potential exists for a negative gap within one year or less of $56.1 million. We continue to believe that your current MD&A disclosures do not sufficiently address the potential impact of this negative gap. Please revise the comparison of results of operations and the liquidity sections of your MD&A to more fully describe the potential impact that this negative interest rate sensitivity gap would have to your financial statements and liquidity needs for the fiscal year ended June 30, 2005 and how management plans to address this impact.

Consolidated Financial Statements
Note 8 - Note Payable and Borrowings - page F-19

5. The third paragraph of this note refers to an event that happened in December 2004; however, the opinion provided by your independent accountant is dated October 2004. Please revise to either have your independent accountant dual date for this item or include this as a separate unaudited footnote.

Closing Comment

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


	Any questions regarding the accounting comments may be directed to Lisa Haynes at (202) 824-5398 or John Nolan at (202) 942-1783.
All other questions may be directed to Michael Clampitt at (202)
942-
1772 or to me at (202) 942-2889.

						Sincerely,



						William Friar
						Senior Financial Analyst

CC: 	Via Facsimile: (213) 892-5454
	Charles C. Kim, Esq.
	Morrison & Foerster, LLP
	555 West Fifth Street
	Los Angeles, CA 90013-1024


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BofI Holding, Inc.
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